

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07006623

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walleye Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

294 Grove Lane East, Suite 280
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Goddard **(952) 345-6611**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Peter Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

AMANDA L. WALKER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2011

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Walleye Trading, LLC
December 31, 2006
With Report of Independent Registered Public Accounting Firm

Walleye Trading, LLC

Statement of Financial Condition

December 31, 2006

Contents

0703-0816858



Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Walleye Trading, LLC

We have audited the accompanying statement of financial condition of Walleye Trading, LLC (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 20, 2007

Walleye Trading, LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 117,145
Receivables from brokers, dealers, and others	44,647,600
Securities owned, at market value (pledged)	365,681,946
Memberships in exchanges, at cost	6,000,000
Total assets	$ 416,446,691
Liabilities and member's equity	
Liabilities:	
Accrued liabilities	$ 3,899,793
Securities sold, not yet purchased, at market value	376,476,422
Subordinated borrowings	6,000,000
Member's equity	30,070,476
Total liabilities and member's equity	$ 416,446,691

See accompanying notes.

Walleye Trading, LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Walleye Trading, LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Philadelphia Stock Exchange, Inc. (PHLX). The Company is a market-making firm, engaged in market-making of listed U.S. equity options on the International Securities Exchange, Inc. (ISE) and the PHLX and in market-making of index options on the Chicago Mercantile Exchange, Inc. (CME) and the Chicago Board of Options Exchange, Inc. (CBOE).

The Company clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the Clearing Broker).

Walleye Trading Advisors, LLC (the Company Manager), a Minnesota limited liability company, serves as the manager of the Company. The Company Manager provides all services to operate the Company and maintains the financial records of the Company.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Market-making and proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are stated at market value. Securities listed on national exchanges are valued at their last sales price. Options are valued at the published midpoint between the bid and ask prices at the close of the markets.

Interest is recorded on an accrual basis, and dividends are recorded on the ex-dividend date. Interest expense is incurred on securities sold, not yet purchased and on subordinated borrowings and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Memberships in Exchanges

The Company's exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Recent Accounting Pronouncements

On September 15, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157 on fair value measurement. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has evaluated the impact of the adoption of SFAS No. 157 and does not believe the impact will be significant to the Company's financial position.

3. Receivables From and Payables To Brokers, Dealers, and Others

Included in receivables from brokers, dealers, and others is the cash balance within the clearance account held at the Clearing Broker.

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned and securities sold, not yet purchased by the Company are comprised as follows:

	Owned	Sold
U.S. equity and index options	$ 169,661,062	$ 169,105,175
Corporate stocks	196,020,884	207,371,247
Total	$ 365,681,946	$ 376,476,422

All securities owned are pledged to the Clearing Broker on terms that permit it to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

5. Income Taxes

The Company is a Delaware limited liability company that is classified as a partnership for United States federal income tax purposes. As a result, the Company is not subject to any federal, state or local income, withholding or capital gains taxes. The income flows through the Company to the member level, and each member is subject to the appropriate taxation on their allocable share of the Company's income.

6. Related-Party Transactions

The Company renewed its Administrative Services Agreement (the Agreement) in 2006 with the Company Manager. The Agreement calls for the expenses associated with managing the Company, including both advisory services and other administrative services, to be allocated to and paid by the Company. These expenses are recorded on an accrual basis by the Company. At December 31, 2006, $2,683,162 of these expenses were payable and are included in accrued liabilities in the statement of financial condition.

7. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the PHLX, borrowed $6 million from the Clearing Broker at an interest rate based on the prime rate. An interest rebate of 125 basis points will occur over the life of the loan. The Company's exchange memberships are pledged as collateral for the subordinated borrowing. The note will mature on December 31, 2007. There were no other changes in subordinated borrowings during the year.

This subordinated borrowing, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Financial Instruments

Financial instruments recorded at market value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from brokers, dealers, and others and subordinated borrowings. Memberships in exchanges owned are recorded at the lower of cost or estimated value. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into derivative contracts (Derivatives) as part of its market-making and proprietary trading strategies and to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to, dealer equity options. The Company records its Derivative trade-related activities at market or fair value.

9. Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or Clearing Broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

All of the Company's receivables, securities owned and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet its obligations, the Company would be exposed to credit risk.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2006, the Company had net capital of $29,093,006, which was $28,833,020 in excess of the required net capital of $259,986.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.


END